ITEM 3.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

This section contains forward-looking statements that involve risk and uncertainties. Actual results could differ materially from those projected in these forward-looking statements.

The Company's operating results are sensitive to changes in the prices of alumina, primary aluminum, and fabricated aluminum products, and also depend to a significant degree upon the volume and mix of all products sold. As discussed more fully in Notes 1 and 8 of Notes to Interim Consolidated Financial
Statements, KACC utilizes hedging transactions to lock-in a specified price or range of prices for certain products which it sells or consumes in its production process and to mitigate KACC's exposure to changes in foreign currency exchange rates. The following sets forth the impact on future earnings of adverse market changes related to KACC's hedging positions with respect to commodity, foreign exchange and energy contracts described more fully in Note 8 of Notes to Interim Consolidated Financial Statements.

Alumina and Primary Aluminum. Alumina and primary aluminum production in excess of internal requirements is sold in domestic and international markets, exposing the Company to commodity price opportunities and risks. KACC's hedging transactions are intended to provide price risk management in respect of the net exposure of earnings resulting from (i) anticipated sales of alumina, primary aluminum and fabricated aluminum products, less (ii) expected purchases of certain items, such as aluminum scrap, rolling ingot, and bauxite, whose prices fluctuate with the price of primary aluminum. On average, before consideration of hedging activities, any fixed price contracts with fabricated aluminum products customers, variations in production and shipment levels, and timing issues related to price changes, the Company estimates that each $.01 increase
(decrease) in the market price per price-equivalent pound of primary aluminum increases (decreases) the Company's annual pre-tax earnings by approximately
$10.0 - $15.0 million, based on recent fluctuations in operating levels.

Based on the average July 2001 London Metal Exchange ("LME") cash price for primary aluminum of approximately $.64 per pound, the Company estimates that it would realize approximately $19.0 million of net aggregate pre-tax benefits from its hedging positions and fixed price customer contracts during the remainder of
2001 and the period 2002 through 2003. The Company estimates that a hypothetical
$.10 increase from the above stated July 2001 price would result in a net aggregate pre-tax reduction in operating income of approximately $46.0 million being realized during the remainder of 2001 and the period 2002 through 2003 from KACC's hedging positions and fixed price customer contracts. Conversely, the Company estimates that a hypothetical $.10 decrease from the above stated
July 2001 price level would result in an aggregate pre-tax increase in operating income of approximately $159.0 million being realized during the remainder of
2001 and the period 2002 through 2003 from KACC's hedging positions and fixed price customer contracts. Both of the foregoing hypothetical amounts are versus what the Company's results would have been without the derivative commodity contracts and fixed price customer contracts discussed above. It should be noted, however, that, since the hedging positions and fixed price customer contracts lock-in a specified price or range of prices, increases or decreases in earnings attributable to KACC's hedging positions or fixed price customer contracts are significantly offset by a decrease or increase in the proceeds to be realized on the underlying physical transactions.

As stated in Note 8 of Notes to Interim Consolidated Financial Statements, KACC
has certain hedging positions which do not qualify for treatment as a "hedge"
under current accounting guidelines and thus must be marked-to-market each period. Fluctuations in forward market prices for primary aluminum would likely result in additional earnings volatility as a result of these positions. The
Company estimates that a hypothetical $.10 change in spot market prices from the
July 31, 2001, LME cash price of $.63 per pound would, depending on the shape of the forward curve, result in additional aggregate mark-to-market impacts of between $10.0 - $30.0 million during any period through 2003.

In addition to having an impact on the Company's earnings, a hypothetical
$.10-per-pound change in primary aluminum prices would also impact the Company's cash flows and liquidity through changes in possible margin advance requirements. At July 31, 2001, KACC had received margin advances of $20.7 million. Increases in primary aluminum prices subsequent to July 31, 2001, could result in KACC having to refund and, depending on the amount of the increase, make margin advances and such amounts could be significant. If primary aluminum prices increased by $.10 per pound (from the July 31, 2001 price) by December
31, 2001 and the forward curve were as described above, it is estimated that
KACC could be required to pay in the range of $40.0 to $60.0 million in respect of both refunds of margin advances from brokers and to make margin advances to the brokers. Management considers credit risk related to possible failure of the counterparties to perform their obligations pursuant to the derivative contracts to be minimal.

Foreign Currency. KACC enters into forward exchange contracts to hedge material cash commitments for foreign currencies. KACC's primary foreign exchange exposure is related to KACC's Australian Dollar (A$) commitments in respect of activities associated with its 28.3%-owned affiliate, Queensland Alumina
Limited. The Company estimates that, before consideration of any hedging activities, a US $0.01 increase (decrease) in the value of the A$ results in an approximate $2 million (decrease) increase in the Company's annual pre-tax operating income.

Based on the July 31, 2001 US$ to A$ exchange rate of $.51, KACC's foreign currency hedges would result in a net aggregate pre-tax reduction of operating income of approximately $10.0 million for the remainder of 2001 and for the period 2002 through 2005. The Company estimates that a hypothetical 10%
decrease in the A$ exchange rate would result in the Company recognizing a net aggregate pre-tax reduction of operating income of approximately $12.0 million for the remainder of 2001 and for the period 2002 through 2005 from KACC's foreign currency hedging positions. Conversely, the Company estimates that a hypothetical 10% increase in the A$ exchange rate (from $.51) would result in the Company realizing a net pre-tax aggregate reduction of operating income of approximately $5.0 million during the remainder of 2001 and for the period 2002 through 2005. These hypothetical impacts are versus what the Company's results would have been without the Company's derivative foreign currency contracts. It should be noted, however, that, since the hedging positions lock-in specified rates, increases or decreases in earnings attributable to currency hedging instruments would be significantly offset by a corresponding decrease or increase in the value of the hedged commitments.

Energy. KACC is exposed to energy price risk from fluctuating prices for natural gas, fuel oil and diesel oil consumed in the production process. The Company estimates that each $1.00 change in natural gas prices (per mcf) impacts the
Company's pre-tax operating results by approximately $20.0 million. Further, the
Company estimates that each $1.00 change in fuel oil prices (per barrel) impacts the Company's pre-tax operating results by approximately $3.0 million.

KACC from time to time in the ordinary course of business enters into hedging transactions with major suppliers of energy and energy related financial instruments. As of July 31, 2001, KACC held option and swap contracts hedging for a majority of its August 2001 to October 2001 natural gas requirements and a portion of its November 2001 to March 2002 natural gas requirements. Based on an average July 2001 settlement price (per mcf) of approximately $3.17, the
Company expects to realize a pre-tax reduction of operating income of approximately $1.2 million for the period from August 2001 through March 2002 associated with these hedging positions. The Company estimates that a hypothetical $1.00 decrease in the average July 2001 settlement price would result in the Company recognizing a net aggregate pre-tax reduction of operating income of $3.3 million for the period from August 2001 through March 2002 associated with these hedging positions. Conversely, the Company estimates that a hypothetical $1.00 increase in the average July 2001 settlement price would result in the Company realizing a net pre-tax aggregate increase of operating income of approximately $1.6 million for the period August 2001 through March
2002. These hypothetical impacts are versus what the Company's results would have been without the Company's derivative natural gas contracts. It should be noted, however, that, since the hedging positions lock-in specified rates, increases or decreases in earnings attributable to currency hedging instruments would be significantly offset by a corresponding decrease or increase in the value of the hedged commitments.

As of July 31, 2001, KACC also held option and swap contracts hedging a majority of its August 2001 through December 2001 fuel oil requirements. Based on the average July 2001 settlement price (per barrel) of approximately $17.38, the
Company estimates the hedges would not have a material net aggregate pre-tax impact on its operating income.